DANIEL M. MILLER Partner (604) 630-5199 FAX (604) 687-8504 miller.dan@dorsey.com

March 4, 2010
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549-7010
USA

Attention:	Mr. Jeff Riedler Assistant Director

Re:	YM BioSciences Inc.
Form 20-F for the Year Ended June 30, 2009 Filed September 25, 2009
Form 6-K Filed October 7, 2009
File No. 001-32186

Dear Sirs and Mesdames:

On behalf of our client, YM BioSciences Inc. (the “Company”), and pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations thereunder, we transmit for your review the Company’s responses, as we have been informed by the Company, to the Staff’s letter of comments, dated February 16, 2010 (the “Comment Letter”), in respect of the above noted filings.  The Company’s responses below are keyed to the headings and comment numbers contained in the Comment Letter.

Form 20-F filed September 25, 2009

Item 4. Information on Company, page 19

1.
Please revise your disclosure in this section to describe the material terms of each of your material Clinical Research Services Agreements, filed as Exhibits 4.19, 4.20 and 4.21. The material terms should include, but are not limited to, any payment provisions, rights obtained and material obligations that must be met to keep the agreement in place, term and termination provisions.

The requested disclosure has been provided in Amendment No. 1 to the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2009, filed on the date hereof (“Amendment No. 1”).

March 4, 2010

Licensing Arrangements, page 32

In-Licensing, page 32

2.
On page 34, you disclose the terms of your November 12, 2003, agreement between CIMYM and Oncoscience. It appears that this agreement was amended and restated in the Amended and Restated Development and License Agreement between CIMYM, CIMAB and Oncoscience filed as Exhibit 4.11. Please revise your disclosure to describe the material terms of this amended and restated agreement, including, but not limited to any payment provisions, a range of royalty rates, aggregate milestones, usage restrictions, exclusivity provisions, other rights obtained and material obligations that must be met to keep the agreement in place, term and termination provisions.  Similarly, on page 37, you disclose the terms of your 1995 joint-venture shareholders’ agreement filed as Exhibit 4.7. It appears that you entered into another joint-venture shareholders’ agreement on May 16, 1996 filed as Exhibit 4.10. Please disclose all the material terms of your joint-venture shareholders’ agreement dated May 16, 1996, whether both agreements are still in effect and the relationship between the agreements.

The joint-venture shareholders’ agreement dated May 16, 1996, which was filed as Exhibit 4.10 to the Form 20-F, is no longer effective.  The 1995 joint-venture shareholders’ agreement filed as Exhibit 4.7 continues to be effective.

Except to the extent that the Company is seeking confidential treatment with respect to certain terms of the agreements noted in the Staff’s comment, and other than with respect to the 1996 agreement filed as Exhibit 4.10, which is no longer in effect, the requested disclosure has been provided in Amendment No. 1.

3.
It appears that your business may be substantially dependent on your license agreement between CIMYM Biosciences and Daiichi Pharmaceutical Co., Ltd. dated July 2006.  See 4(b)(ii) of the Instructions to Exhibits of Form 20-F. Please revise to file a copy of this agreement as an exhibit to your Form 20-F. In addition, please revise your disclosure to describe the material terms of this agreement, including, but not limited to any payment provisions, a range of royalty rates, aggregate milestones, usage restrictions, exclusivity provisions, other rights obtained and material obligations that must be met to keep the agreement in place, term and termination provisions. Alternatively, please provide us with a detailed analysis which supports your conclusion that you are not substantially dependent on this agreement.

The noted agreement has been filed as Exhibit 4.28 to Amendment No. 1.  Except to the extent that the Company is seeking confidential treatment with respect to certain terms of the noted agreement, the requested disclosure has been provided in Amendment No. 1.

March 4, 2010

Exhibit Index, page EX-1

4.
You have redacted portions of Exhibits 4.4, 4.11, 4.19, 4.20 and 4.21. Your confidential treatment order for Exhibit 4.4 expired on June 30, 2007. Please either submit a request for an extension of this confidential treatment or reinstate all redactions and re-file this agreement. You have not requested confidential treatment for the redacted portions of Exhibits 4.11, 4.19, 4.20 and 4.21. Since you have not promptly submitted a request for confidential treatment of the redacted portions of these exhibits, please reinstate all redactions and re-file each agreement in its entirety. In addition, please confirm that you have filed all other material agreements without redactions and in their entirety.

The agreements filed as Exhibits 4.4, 4.19, 4.20 and 4.21 have each been re-filed in their entirety, without redaction, in Amendment No. 1.

With respect to Exhibit 4.11, the Company has concurrently submitted to the Staff a request for confidential treatment of certain terms contained in the applicable agreement.

As part of Amendment No. 1, the Company has also described and filed six additional agreements, without redaction, as Exhibits 4.22, 4.23, 4.24, 4.25, 4.26 and 4.27.

The Company has informed us that it confirms that it has filed all material agreements in their entirety, and except with respect to Exhibits 4.11 and 4.28, as to which the Company is requesting confidential treatment concurrently herewith, without redaction.

Form 6-K filed on October 7, 2009

5.
In Exhibit 99.1 to this Form 6-K , you stated that in connection with your merger with Cytopia, Cytopia shareholders are being offered 0.0852 common shares of YM in exchange for each common share of Cytopia. The transaction would result in YM issuing approximtely 7.2 million new shares. Please advise us how you are registering this transaction. Alternatively, please provide us with your analysis which supports your reliance on an exemption from registration.

The acquisition of Cytopia was structured as an exchange of securities that was effected pursuant to a court-approved Scheme of Arrangement under Australian law.  The transaction was structured to comply with, and the issuance of the Company’s common shares as part of the transaction was completed in accordance with, the exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof.

*           *           *

March 4, 2010

Closing Comments

On behalf of the Company, we hereby confirm to the Staff the Company’s acknowledgment of the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (604) 630-5199 should you have any questions about the contents of this letter.

Yours truly, /s/ Daniel M. Miller Daniel M. Miller
cc:	David G.P. Allan
YM BioSciences Inc.